Attention:  Robert Plesnarski:

RE:  Gothink.Com, Inc. - Form 10-SB
     Request for Withdrawal
     0130280RW

Request is made to withdraw the Company's previously filed Form 10-SB. The Company will be refiling.

Please call Ron Daniels CEO of the Company at 713-975-7900 if you have any questions.

Ron Daniels, CEO         November 30, 1999